FIRST HARTFORD REALTY CORPORATION

149 COLONIAL ROAD

P.O. BOX 1270

MANCHESTER, CT   06045-1270

TEL: (860) 646-6555

FAX: (860) 646-8572

March 22, 2013

Mr. Wilson K. Lee

Staff Accountant

Division of Corporation Finance

United States Security and Exchange Commission

100 Street, NE

Washington, DC  20549

RE:     First Hartford Corp.

            Form 10-K for fiscal year ended April 30, 2012

Filed September 6, 2012

File No. 000-08862

Response to SEC Letter Dated February 11, 2013

Dear Mr. Lee:

Form 10-K for fiscal year ended April 30, 2012

In reply to your letter dated February 11, 2013, we are providing the following responses and information.  We acknowledge that we have not addressed all items requested in your letter; however, as we had discussed with Mr. Rakip of your Division, we are providing those responses for which we have complete information.  Once we have assembled the remaining information and addressed certain issues, we will submit the remainder; we will advise Mr. Rakip of our anticipated schedule.  The responses are a compilation of information assembled from the Company, its auditors and attorneys.  This letter is being issued as written correspondence for submission on the Edgar private correspondence system.

SEC Comment 2.   In future Exchange Act periodic reports, please discuss the types and material terms of your leases for your commercial property portfolio, including lease term, any rent escalators, renewal options, etc.

Response:    We agree to expand our disclosures in future annual report filings to discuss the types and material terms of our leases for our commercial property portfolio, including lease term, any rent escalators, renewal options, and additional material terms.

Item 2. Properties

SEC Comment 3.  In future Exchange Act periodic reports please include the occupancy rate for your residential and your commercial portfolio for the relevant reporting period.

Response:    We agree to expand our disclosures in future annual report filings to provide the occupancy rate for our residential and commercial portfolio during each relevant reporting period.

SEC Comment 4.   In future Exchange Act periodic reports please include the average effective annual rent per square foot for each of your residential and commercial portfolios, taking into account any tenant concessions, for the relevant reporting period.

Response:    We agree to expand our disclosures in future annual report filings to provide the average effective annual rent per square foot for each of our residential and commercial portfolios, taking into account any tenant concessions, during each relevant reporting period.

SEC Comment 5.   For your commercial properties portfolio, please include in your future Exchange Act filings a schedule of the lease expirations for each of the following ten years beginning with the next fiscal year, stating (i) the number of tenants whose leases will expire, (ii) the total area in square feet covered by such leases, (iii) the annual rental represented by such leases, and (iv) the percentage of gross annual rental represented by such leases.

Response:     We agree to expand our disclosures in future annual report filings to provide a schedule of the lease expirations for each of the following ten years beginning the next fiscal year including the requested headings for our commercial portfolio during each relevant reporting period.

SEC Comment 6.   In future Exchange Act periodic reports please identify tenants which account for 5% or more of your revenue.

Response:    We agree to expand our disclosures in future annual report filings to identify commercial tenants which account for 5% or more of our revenue.

SEC Comment 7.   Please tell us if any of your properties are individually material.  Refer to Item 14 of Form S-11 as a guide.  We may have further comments.

Response:     The only property owned by Company that the Company considers material is the shopping center and undeveloped parcels in Edinburg, Texas.  Information concerning the general use and location of the property, size, major tenants and ownership status are all included in item 2 of Form 10K.  Additional information is included in Note 4 “Public Intrastate Reimbursement and other incentives as well as Note 5 to the consolidated financial statements.

Prior to 2010 the Company included Schedule III Real Estate and Accumulated Depreciation as well as Schedule IV Mortgage Loans on Real Estate.  We were informed that those schedules were not necessary for Smaller Reporting Companies.

The site also has plus or minus 50 acres to build. The Company will build additional stores and sell parcels as the opportunities arise.  Interest, real estate taxes and maintenance cost of this acreage are currently being expensed.

SEC Comment 8.   In future Exchange Act periodic reports, please clarify the amount of property you hold for development and disclose anticipated completion dates, costs incurred to date and budgeted costs.  For completed developments, disclose development costs per square foot and clarify whether you have included leasing costs.  For material amounts of land, discuss the amount of development the land could support.

Response:     We agree to expand our disclosures in future annual report filings to clarify and disclose the amount of property we hold for development and to disclose anticipated completion dates, costs incurred to date and budgeted costs.  Further, we agree to expand our disclosures in future annual report filings to disclose development cost per square foot and to clarify whether we have included leasing costs.  For material amounts of land we hold for development, we agree to expand our disclosures in future annual report filings to discuss the amount of development the land could support.

Item 3. Legal Proceedings

SEC Comment 9.   In your future Exchange Act filings, please include the name of the court or agency in which the proceedings are pending, the date instituted, the principal parties thereto, a description of the factual basis alleged to underlie the proceeding, and the relief sought.  Refer to Item 103 of Regulation

S-K.

Response:    The Company is in agreement as to the requirements of Item 103 of Regulation S-K.  However, the disclosure in Item 3 of our annual report for the fiscal year ended April 30, 2012 detailed the final disposition of the Kaplan lawsuit.  Prior filings included all the disclosures required by Item 103.  The Company does not anticipate further disclosures of the Kaplan lawsuit will be required.

Item 7. Management’s Discussion and Analysis and Results of Operations

Operating Costs and Expenses

SEC Comment 10.   In your future Exchange Act filings, please discuss the relative impact on period to period changes of same store performance and non-same store performance.  Within same store performance, please discuss the relative impact of occupancy and rent rate changes and describe how you determine the same store pool.

Response:     We will expand the disclosures in our future filings by breaking down rental income to residential and commercial (which are 100% shopping centers).  Until a new property (or one under development) has a comparable same period.    , they will be put in non-same store performance.

SEC Comment 11. In your future Exchange Act filings, please also provide a discussion of your leasing results, including a comparison of new rents on renewed leases compared to prior rents.  Please also discuss new and renewed leases and tenant improvement costs and leasing commissions on a per square foot basis.

Response:    We agree to expand our disclosures in future annual report filings to provide a discussion of our leasing results, including a comparison of new rents on renewed leases compared to prior rents.  In such future filings we will also discuss new and renewed leases and tenant improvement costs and leasing commissions on a per square foot basis.

SEC Comment 12.   In your future Exchange Act filings, please expand your disclosure to identify and discuss the reasons for any decreases or increases to the rental, service, and SG&A expenses discussed.  For example, we refer to your statement that rental expense decreased for “a number of reasons.” Please expand this disclosure to identify and discuss these reasons and how they impacted rental expense. Refer to Item 303 of Regulation S-K.

Response:     We agree to expand our disclosures in future annual report filings to identify and discuss the reasons for any decreases or increases to rental, service, and SG&A expenses discussed.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows

SEC Comment 13.   In future periodic filings, please separately disclose capital expenditures related to developed properties and property under construction.

Response:   All significant capital expenditures for property under development and for improvements to existing property are classified as “Property under construction” until the construction is substantially complete and available for use. At the time of substantial completion, the capital expenditures are reclassified to “Developed properties.” We believe that the benefit to the investor of a presentation of disaggregated information about capital expenditures for 1) property under development and 2) improvements to developed property would be nominal and not provide information of a material nature.   Further, considerable effort and cost would be incurred to obtain the requested information for future filings.  Therefore we disagree with the request and respectfully ask that you reconsider your request.

Notes to Consolidated Financial Statements

1.  Summary of Significant Accounting Policies

 Property under Construction

SEC Comment 14.   We note you engage in development activities.  Please expand your existing disclosure to further discuss your capitalization policy.  Your disclosure should address the following:

 The types of expenses that are potentially capitalized during the development stage in addition to interest such as taxes, salaries and other general and administrative expenses.

 To the extent material, quantity and disclose personnel costs capitalized for development for all periods presented and discuss fluctuations in capitalized personnel costs for all periods presented within your MD&A.

 The periods of capitalization including a discussion of when the capitalization period ends.

Response:     We propose to expand the policy note under the caption, “Property Under Construction” to read as follows:

The Company capitalizes costs directly associated with property under construction. Such costs include materials, construction labor and payroll cost, allocation of salaries and payroll cost from direct activities such as Engineering, Purchasing and Legal and services provided by subcontractors. Material carrying costs for property taxes, insurance and interest are also capitalized during the period of active construction until the construction is substantially complete.

Since our accounting method as more fully disclosed above does not effect previously reported results we propose to include the expanded disclosure in our next annual report on Form 10-K. *Please note that we do not capitalize any general and administrative expenses as costs for property under construction. Further, as referred to above direct construction labor costs are capitalized. The amount capitalized varies with the number of construction workers employed for specific projects. General and administrative expenses do not fluctuate between periods because of construction labor costs.

Item 10. Directors, Executive Officers and Corporate Governance

 (e) Business Experience

SEC Comment 16.   Please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each director should serve as a member of your board of directors. Please refer to Item 401(e) of Regulation S-K.

Response:    In future annual report filings, the Company will explain the specific experience, qualifications, attributes or skills that influenced the decision to select each director to serve on the Board of Directors.   The three executive officers have served in their current officer positions a cumulated total of approximately 100 years.  Mr. Ellis was a founder of the Company and has over 50 years of management and operating experience with the Company. Based on his current role as CEO of the Company, Mr. Ellis provides the Board with skillful leadership and in-depth industry knowledge.   Mr. Harding and Mr. Greenwald each had financial careers before coming to First Hartford.  Mr. Harding, who has an MBA from Harvard Business School had a career in banking.  Mr. Greenwald was a CPA in New York with Public Company experience.  All three individuals have served as directors since they started with the Company or shortly thereafter.

Item 11. Executive Compensation

SEC Comment 17.  We refer to the column All Other Compensation in the Summary Compensation Table.  In your future Exchange Act filings, please include footnotes to the table explaining the compensation included in this column.

Response:     The other compensation in the Summary Compensation is the Company’s contribution to the employees Simple IRA account.  We will clarify that through a footnote in future filings.

Item 15. Exhibits, Financial Statement Schedules

 Exhibit 31.1 and 31.2

SEC Comment 18.  We note that you modified the language in paragraph 4d of the certification required pursuant to Item 601(b)(31) of Regulation S-K.  In future periodic filings, please refrain from this or any other modifications, as the certifications are to be provided as expressly illustrated.

Response:    In future filings, the Company will provide the certifications as required.

Form 10-Q for period ended October 31, 2012

 General

SEC Comment 19.  We note you indicate that your financial statements for the three months ended October 31, 2012 have not been reviewed by an independent registered public accounting firm.   Although interim financial statements may be unaudited, interim financial statements included in quarterly reports on Form 10–Q must be reviewed by an independent public accountant pursuant to Rule 8-03 of Regulation S-X.  Please clarify.

Response:     As reported in Item 5, other information of Form 10K for the period ended

October 31, 2012 “As reported in Form 10K dated November 6, 2012 the Company approved the appointment of BDO USA, LLC as the Company’s Certifying Accountants while the current 10Q will be filed without benefit of the Accountants review.  BDO will subsequently review the July and October 2012 Quarters and the Company will issue amended reports.

Company acknowledgments:

The undersigned acknowledges:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your help.

Sincerely yours,

/s/ Stuart I. Greenwald

Stuart I. Greenwald